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                           January 17, 2024

       Michael Murphy
       Vice President and Interim Chief Financial Officer
       Duluth Holdings, Inc.
       201 East Front Street
       Mount Horeb, WI 53572

                                                        Re: Duluth Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2023
                                                            Item 2.02 Form 8-K
filed November 30, 2023
                                                            File No. 001-37641

       Dear Michael Murphy:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 2.02 Form 8-K filed November 30, 2023

       Exhibit 99.1
       Summary of the Third Quarter Ended October 29, 2023, page 1

   1. In your press release, you disclose the Non-GAAP measures, Adjusted EBITDA and Free
                                                        Cash Flow. Please
disclose the most comparable GAAP measures, Net Loss and Net Cash
                                                        Used in Operating
Activities, with equal or greater prominence. Refer to the guidance in
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K, Regulation G, and Question 102.10(a) of our
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Murphy
Duluth Holdings, Inc.
January 17, 2024
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Keira Nakada at 202-551-3659 if you
have questions.



FirstName LastNameMichael Murphy                         Sincerely,
Comapany NameDuluth Holdings, Inc.
                                                         Division of
Corporation Finance
January 17, 2024 Page 2                                  Office of Trade &
Services
FirstName LastName